Lauren B. Prevost
404-504-7744
lbp@mmmlaw.com
www.mmmlaw.com
January 25, 2012
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Cole Credit Property Trust IV, Inc. Request for Acceleration File No. 333-169533
Ladies and Gentlemen:
          On behalf of Cole Credit Property Trust IV, Inc. (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-11 (File No. 333-169533) under the Act to immediate effectiveness on January 26, 2012 at 4:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.
          If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7744.

Sincerely, MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
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Cole Credit Property Trust IV, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016
January 25, 2012
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk
100 F Street, N.E.
Washington, D.C. 20002

Re:	Cole Credit Property Trust IV, Inc. Request for Acceleration File No. 333-169533
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Cole Credit Property Trust IV, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-169533) (the “Registration Statement”) to immediate effectiveness on January 26, 2012 at 4:00 p.m. Eastern Standard Time or as soon thereafter as is practicable.
          The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please call me at (602) 778-8700.

Sincerely, Cole Credit Property Trust IV, Inc.
/s/ D. Kirk McAllaster, Jr.

D. Kirk McAllaster, Jr.

cc:	Lauren B. Prevost, Esq.